October 19, 2018

BY EDGAR

Ms. Jeanne Baker, Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance – Office of Manufacturing and Construction
Washington, D.C. 20549

Re:	Balchem Corporation
Form 10-Q for Fiscal Quarter Ended June 30, 2018
Filed August 3, 2018
Form 10-K for Fiscal Year Ended December 31, 2017
Filed March 1, 2018
File No. 001-13648

Dear Ms. Baker:

Thank you for your letter dated October 5, 2018.  Below, we provide our responses to each corresponding comment set forth in your letter.

Form 10-Q for Fiscal Quarter Ended June 30, 2018

Financial Statements
Note 12 – Revenue, page 23

1.	Please tell us how you considered the disclosure requirements of ASC 606-10-50-8 and ASC 606-10-50-12 as it relates to your contract balances and performance obligations.

Response to Comment No. 1

We believe that we have met the disclosure requirements under ASC 606-10-5-8.  We present the opening and closing balances of receivables on the face of the Condensed Consolidated Balance Sheets.  In review of our revenue streams in connection with the implementation of ASC 606, we have determined that all product sales (including co-manufacturing, bill and hold, and consignment), which represent the overwhelming majority of total revenue, are point in time sales.  We do not have significant other contract assets besides receivables, and contract liabilities are insignificant as all performance obligations are satisfied when control of the goods is transferred to our customers. Because this is not material to our operations, disclosure of the opening and closing balances of the contract assets and contract liabilities, as well as the revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period, is not deemed necessary.

We believe that we have also met the disclosure requirements under ASC 606-10-50-12.  We disclosed in Note 12 that “revenues are recognized when control of the promised goods is transferred to our customers” and “Balchem’s primary operation is the manufacturing and sale of health and wellness ingredient products, in which Balchem receives an order from a customer and fulfills that order”.  These statements describe the company’s performance obligations, the nature of the goods provided, and when those obligations are satisfied.  Further disclosure related to the satisfaction of performance obligations under bill-and-hold arrangements and royalty agreements was deemed unnecessary as the total amount of revenue recorded under these arrangements is not material to our operations.  We have also disclosed a description of our payment terms with customers, which typically range from 30 to 120 days.  We do not have any significant financing components to our payment terms, significant obligations for returns or refunds, or obligations related to warranties.  We have also determined that variable consideration, primarily consisting of rebates based on volume achievement milestones and discounts taken as part of payment terms, are not material to our operations.  As such, we concluded that disclosure of these items is not required.

2.	Please address your consideration of ASC 606-10-55-36 through 55-40 for your co-manufacturing revenue source.

Response to Comment No. 2

We have reviewed the principal versus agent considerations provided in ASC 606-10-55-36 through ASC 606-10-55-40 as it relates to our co-manufacturing revenue source.  Under the co-manufacturing agreements, we are responsible for the manufacture of a finished good where the customer provides some or all of the raw materials.  We control the manufacturing process and the ultimate end product before it is shipped to the customer.  We are responsible for meeting customer specifications, have inventory risk before transferring it to the customer, and have discretion in establishing prices.  Additionally, we do not use third parties in the co-manufacturing process.  Based on these factors, we have determined that we are the Principal in these agreements and therefore it is appropriate to recognize revenue in the gross amount of consideration we expect to be entitled for the goods and services provided.

To provide further clarity the Company will include a disclosure similar to the following example in Future Filings:

"Under the co-manufacturing agreements, Balchem is responsible for the manufacture of a finished good where the customer provides some or all of the raw materials.  The Company controls the manufacturing process and the ultimate end product before it is shipped to the customer. Based on these factors, we have determined that we are the Principal in these agreements and therefore revenue is recognized in the gross amount of consideration we expect to be entitled for the goods provided."

3.
We note that you do not disclose the value of unsatisfied performance obligations for contracts where you recognize revenue at the amount to which you have the right to invoice for products shipped.  In that regard, it appears that you are applying the practical expedient afforded under ASC 606-10-55-18.  To the extent you are, please clarify to which of your revenue sources you are applying the practical expedient and how you determined that recognizing revenue over time was appropriate.  See ASC 606-10-25-27.  To the extent you have determined you have performance obligations that are satisfied over time, please also provide the disclosures in ASC 606-10-50-18.

Response to Comment No. 3

We have reviewed our revenue sources and determined that all product sales (including co-manufacturing, bill and hold, and consignment) are point in time sales.  Unsatisfied performance obligations are not material to our operations  as our performance obligations are satisfied when control of the goods is transferred to our customers.  As such, we concluded that disclosure for unsatisfied performance obligations is not necessary.  We have determined that our only revenue stream that has performance obligations that are satisfied over time is royalty revenue.  The Company is using historical data and minimums to record royalty revenues based on the guidance provided in FASB Staff Paper, “Sales-Based or Usage-Based royalty with Minimum Guarantee” to recognize royalty revenue.  Total royalty revenue is not material to our operations.  As such, disclosures related to the methods used to recognize revenue and an explanation of why the methods used provide a faithful depiction of the transfer of services are not deemed necessary, as we do not believe it will provide value to the users of the financial statements.

Form 10-K for Fiscal Year Ended December 31, 2017

Note 18 – Related Party Transactions, page 63

4.
Your disclosures indicate that your sales and service transactions with St. Gabriel CC Company, LLC, an equity method investee, are netted against purchases of finished goods from St. Gabriel CC Company LLC in cost of goods sold.  Please more fully explain your accounting for these transactions, including the accounting literature on which you are relying.  Also, given these disclosures, it is not clear to us how your discussion in Net Sales on page 19, that indicates 2016 sales were positively impacted by sales to St. Gabriel CC Company, LLC in advance of the joint venture becoming operational, is appropriate.  Please advise.

Response to Comment No. 4

The substance of the raw materials provided to St. Gabriel CC Company, LLC is connected to the understanding that the Company is purchasing finished goods that use these same raw materials, which will ultimately be sold to an unrelated, external customer.  As such, the sale of raw materials to St. Gabriel CC Company, LLC in this scenario lacks economic substance.  We determined that it was appropriate to net these sales against the purchases of finished goods so as not to inflate sales for a transaction that lacks economic substance.  We refer to “Speech by SEC Staff: Revenue Recognition” by Lynn E. Turner, Chief Accountant – U.S. Securities & Exchange Commissions, on May 31, 2001, which discusses the following: “…the company must receive from its customer a separately identifiable benefit that the company could have obtained from a third party, and there must be sufficient, competent and verifiable evidence of the fair value of the benefit received.  When an entity would not have entered into one of the separate contracts without all the contracts being negotiated and agreed to as a “package”, it will often be difficult to identify a separable benefit being received and to establish reliable and verifiable fair values for each element of the arrangement.  In those instances, the facts and circumstances will often dictate that the cash inflows and outflows be reported as a net revenue or cost amount, in the appropriate periods.” We believe that the substance of the transactions with St. Gabriel CC Company, LLC meet the spirit of the guidance provided in this speech.  Further supporting this position is the fact that we are not in the business of selling these raw materials to other external customers.

Additionally, we advise the Staff that our comment on Net Sales on page 19 refers to external sales to  our partner in the St. Gabriel CC Company, LLC joint venture, and does not refer to sales to the St. Gabriel CC Company, LLC joint venture itself.  Prior to the joint venture becoming operational, we sold aqueous choline to this partner directly.  These sales no longer occurred in fiscal year ended December 31, 2017, which partially offset the overall increase in sales for the segment.

To provide further clarity the Company will include a disclosure similar to the following example in Future Filings:

“The Company provides services on a contractual agreement to St. Gabriel CC Company, LLC. These services include accounting, information technology, quality control, and purchasing services, as well as operation of the St. Gabriel CC Company, LLC plant. The Company also sold raw materials to St. Gabriel CC Company, LLC. In return, St. Gabriel CC Company, LLC provides choline chloride finished goods. The substance of the raw material provided to St. Gabriel CC Company, LLC is connected to the understanding that the Company is purchasing finished goods that use these same raw materials, which will ultimately be sold to an unrelated, external customer.  As such, the sale of raw materials to St. Gabriel CC Company, LLC in this scenario lacks economic substance.

The services the Company provided amounted to $3,445 and $1,837, respectively, for the years ended December 31, 2017 and 2016. The raw materials sold amounted to $23,459 and $7,480, respectively, for the years ended December 31, 2017 and 2016.  The raw materials sold amounted to $23,459 and $7,480, respectively, for the years ended December 31, 2017 and 2016. These services and raw materials are primarily recorded, net of the finished goods received from St. Gabriel CC Company, LLC of $20,827 and $8,619, respectively for the years ended December 31, 2017 and 2016, in cost of goods sold. At December 31, 2017, the Company had a receivable of $6,190, recorded in accounts receivable from St. Gabriel CC Company, LLC for services rendered and raw materials sold and a payable of $4,112 for finished goods received. In addition, the Company had a payable in the amount of $363 related to non-contractual monies owed to St. Gabriel CC Company, LLC, recorded in accrued expenses.”

To provide further clarity in the MD&A, the Company will expand our disclosure in Future Filings similar to the following example:

“Net sales for the Industrial Products segment were $47,951 for the year ended December 31, 2017, an increase of $23,126 or 93.2%.  The increase is principally due to higher sales of various choline and choline derivatives used in shale fracking applications.  Prior to the St. Gabriel CC Company, LLC joint venture becoming operational, the Company sold aqueous choline to our partner in the joint venture directly.  As such, these sales no longer occurred in the year ended December 31, 2017, which partially offset the overall increase in sales for the segment.”

If you have any questions or require additional information regarding this submission, you may contact the undersigned at (845) 326-5600.  Thank you for your courtesy.

Very truly yours,

Balchem Corporation

By:	/s/Bill Backus

Bill Backus, Interim Chief Financial Officer